

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2018

Anthony Hernandez
Chief Executive Officer
Oi2Go Media Technologies, Inc.
7343 W. Sand Lake Road, Unit 311
Orlando, FL 32819

     Re: Oi2Go Media Technologies, Inc.
        Amendment No. 3 to Offering Statement on Form 1-A
        Filed June 19, 2018
        File No. 024-10808

Dear Mr. Hernandez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2018 letter.

Offering Statement on Form 1-A

Related Party Transactions, page 42

1.   We note your disclosure regarding the consulting services agreement with your board member. Please disclose the name of the board member here. In addition, file the consulting services agreement as an exhibit.

2.   In this regard, we note the consulting services agreement with your board member appears to provide compensation for the performance of services related to the offering. Further, we note the disclosure under "Plan of Distribution," at page 31, that says no compensation will be paid with respect to the sale of shares in the offering. We also note you indicate

you are relying on Rule 3a4-1 of the Securities Exchange Act of 1934. Please advise.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Jillian Sidoti